SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                                Insure.com, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.003 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    45807N109
               --------------------------------------------------
                                 (CUSIP Number)


                              Osmium Partners, LLC
                          388 Market Street, Suite 920
                             San Francisco, CA 94111
                            Attention: John H. Lewis
                            Telephone: (415) 362-4485
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 30, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 10 pages

CUSIP No.:  45807N109

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John H. Lewis

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  500
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  423,112
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  500
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  423,112

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     423,612

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 10 pages

CUSIP No.:  45807N109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  423,112
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER  -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  423,112

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     423,112

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14   TYPE OF REPORTING PERSON

     OO

                               Page 3 of 10 pages

CUSIP No.:  45807N109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Capital, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

     SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  136,376
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  136,376

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     136,376

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%

14   TYPE OF REPORTING PERSON

     PN

                               Page 4 of 10 pages

CUSIP No.:  45807N109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Capital II, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  204,768
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  204,768

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     204,768

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%

14   TYPE OF REPORTING PERSON

     PN

                               Page 5 of 10 pages

CUSIP No.:  45807N109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Spartan, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  81,968
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  81,968

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     81,968

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%

14   TYPE OF REPORTING PERSON

     PN

                               Page 6 of 10 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.003 per share (the "Common Stock"), of Insure.com, Inc. (the "Issuer"), with its principal executive offices located at 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         -Osmium Capital, LP, a Delaware limited partnership ("Fund I");

         -Osmium Capital II, LP, a Delaware limited partnership ("Fund II");

         -Osmium Spartan, LP, a Delaware limited partnership ("Fund III");

         -Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"); and

         -John H. Lewis, a United States Citizen ("Lewis").

         Osmium Partners serves as the general partner of Fund I, Fund II and Fund III. Mr. Lewis is the managing member of Osmium Partners.

         Osmium Partners and Mr. Lewis may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Fund I, Fund II and Fund III.

         The principal business of each of Fund I, Fund II and Fund III is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.

         The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II and Fund III. Osmium Partners also manages other accounts on a discretionary basis.

         Mr. Lewis' principal occupation is serving as the managing member of Osmium Partners.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in aggregate was $1,713,604 from working capital.

         The source and amount of funds (excluding commissions) used by Mr. Lewis in making his purchase of the shares of Common Stock owned by him was $2,075 from personal funds.

         One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

                               Page 7 of 10 pages

ITEM 4.  Purpose of Transaction.

         On May 30, 2008, Osmium Partners sent a letter to the Board of Directors of the Issuer, which, among other things, expresses disappointment with the performance of the Issuer and recommends that the Issuer engage a banker and immediately progress with a sale of the Issuer. A copy of the letter from Osmium Partners is attached hereto as Exhibit B.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         Also, consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business, results, plans, and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      The Reporting Persons beneficially own:

                  (i) Fund I directly owns 136,376 shares of Common Stock representing 1.9% of all of the outstanding shares of Common Stock.

                  (ii) Fund II directly owns 204,768 shares of Common Stock representing 2.9% of all of the outstanding shares of Common Stock.

                  (iii) Fund III directly owns 81,968 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock.

                  (iv) Mr. Lewis directly owns 500 shares of Common Stock representing 0.007% of all of the outstanding shares of Common Stock.

                  (v) Osmium Partners, as the general partner of Fund I, Fund II and Fund III, may be deemed to beneficially own the 423,112 shares of Common Stock held by them, representing 6.0% of all of the outstanding shares of Common Stock.

                  (vi) Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

                  (vii) Collectively, the Reporting Persons beneficially own 423,612 shares of Common Stock representing 6.0% of all of the outstanding shares of Common Stock.

                  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

                  The percentages set forth in this response are based on the 7,068,160 shares of Common Stock outstanding as of May 2, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

         (b) Osmium Partners, Fund I and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 136,376 shares of Common Stock held by Fund I.

                               Page 8 of 10 pages

         Osmium Partners, Fund II and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 204,768 shares of Common Stock held by Fund II.

         Osmium Partners, Fund III and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 81,968 shares of Common Stock held by Fund III.

         Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 500 shares of Common Stock held by him.

         (c) The Funds engaged in the following transactions on the open market with respect to the Issuer's Common Stock:

         Transaction       Number of        Price             Type of
         Date              Shares           per Share         Transaction
         ----------------------------------------------------------------
         3/28/08           100              $3.7588           Purchase
         3/31/08           300              $3.87             Purchase
         4/14/08           6,400            $3.80             Purchase
         4/14/08           6,400            $3.80             Sale

         Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter to Board of Directors of Issuer


                               Page 9 of 10 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  June 2, 2008

        John H. Lewis
        Osmium Partners, LLC
        Osmium Capital, LP
        Osmium Capital II, LP
        Osmium Spartan, LP

        By: /s/ JOHN H. LEWIS
            ---------------------------------------
            John H. Lewis, for himself and as
            Managing Member of Osmium Partners, LLC




                               Page 10 of 10 pages

                                  EXHIBIT INDEX


Exhibit A - Joint Filing Agreement

Exhibit B - Letter to Board of Directors of Issuer

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.003 per share, of Insure.com, Inc. dated as of June 2, 2008 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 2, 2008


        John H. Lewis
        Osmium Partners, LLC
        Osmium Capital, LP
        Osmium Capital II, LP
        Osmium Spartan, LP

        By: /s/ JOHN H. LEWIS
            ---------------------------------------
            John H. Lewis, for himself and as
            Managing Member of Osmium Partners, LLC